SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           Schedule 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No._____)*


                     SPORT SUPPLY GROUP, INC.
                         (Name of Issuer)


                   Common Stock, $0.01 par value
                  (Title and Class of Securities)


                             848915104
                          (CUSIP Number)


                          Eugene I. Davis
                        Emerson Radio Corp.
                          Nine Entin Road
                   Parsippany, New Jersey 07054
                          (201) 884-5800

                          with a copy to:

                      Jeffrey M. Davis, Esq.
                       Wolff & Samson, P.A.
                        5 Becker Farm Road
                    Roseland, New Jersey 07068
                          (201) 533-6561

           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           July 22, 1996
               (Date of Event which Requires Filing
                        of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4), (5) or (6), check the following box
___.

     Check the following box if a fee is being paid with this statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
CUSIP No.  848915104

                        Page 1 of 12 pages

                         No Exhibit Index



















     1) Name of Reporting Person (S.S. or I.R.S. Identification No. of Above Person).

     Emerson Radio (Hong Kong) Limited

2) Check the Appropriate Box if a Member of a Group.
     (a)                                                    ____
     (b)                                                    ____

3) SEC Use Only


4) Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings  is  required pursuant  to Items 2(d) or 2(e)
                                                            ____

6) Citizenship or Place of Organization

     Hong Kong

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power

     669,500

8) Shared Voting Power

     None

9) Sole Dispositive Power

     669,500

10) Shared Dispositive Power

     None

11) Aggregate Amount Beneficially Owned By Each Reporting Person

     669,500

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            ____

13) Percent of Class Represented by Amount in Row (11)

     9.9%

14) Type of Reporting Person

     CO

1)  Name  of  Reporting  Person (S.S. or I.R.S. Identification No.
of Above Person).

     Emerson Radio Corp.
     EIN: 22-3285224

2) Check the Appropriate Box if a Member of a Group.
     (a)                                                    ____
     (b)                                                    ____

3) SEC Use Only


4) Source of Funds

     Not Applicable

5) Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)
                                                             ____

6) Citizenship or Place of Organization

     Delaware

Number of shares beneficially owned by each reporting person with:

7) Sole Voting Power

     None

8) Shared Voting Power

     None

9) Sole Dispositive Power

     None

10) Shared Dispositive Power

     None

11) Aggregate Amount Beneficially Owned By Each Reporting Person

     None

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            ____

13) Percent of Class Represented by Amount in Row (11)

     None

14) Type of Reporting Person

     CO, HC

Item 1. Security and Issuer

     This Schedule 13D is filed with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Sport Supply Group, Inc. (the "Company"). The address of the Company's principal executive offices is 1901 Diplomat Drive, Farmers Branch, Texas 75234.


Item 2. Identity and Background

     This Schedule 13D is filed by Emerson Radio (Hong Kong) Limited, a Hong Kong limited corporation ("Emerson HK") and Emerson Radio Corp., a Delaware corporation ("Emerson"). Emerson HK is a wholly-owned subsidiary of Emerson. Emerson disclaims beneficial ownership of any shares of Common Stock owned by Emerson HK and reported herein.

     Emerson is one of the largest volume consumer electronics distributors in the United States. Emerson designs, sources, imports and markets a wide variety of video, audio and other consumer electronics. The trade name "Emerson Radio" dates back to 1912 and is one of the oldest and most respected names in the consumer electronics industry. Emerson HK serves as the Asian sourcing subsidiary for Emerson.

     The principal business address and principal office of Emerson is Nine Entin Road, Parsippany, New Jersey 07054. The principal business address and principal office of Emerson HK is 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

     The following sets forth the name, address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Emerson and Emerson HK.

     Geoffrey P. Jurick is Chairman of the Board and Chief Executive Officer of Emerson and a Director of Emerson HK. Mr. Jurick's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

     Eugene I. Davis is President and a Director of Emerson and a Director of Emerson HK. Mr. Davis' principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     Robert H. Brown is a Director of Emerson. Mr. Brown is also Executive Vice President of Rauscher Pierce Refsnes, Inc., a broker-dealer and regional investment bank. Mr. Brown's principal business address is c/o Rauscher Pierce Refsnes, Inc., Plaza of the Americas, 700 N. Pearl Street, 2500 RPR Tower, Dallas, Texas 75201.

     Peter G. Bunger is a Director of Emerson. Mr. Bunger's principal occupation is as consultant to Savarina AG, a portfolio management monitoring firm. Mr. Bunger's principal business address is c/o Savarina AG, Clarinden Strasse 22, C-H 8002, Zurich, Switzerland.

     Jerome H. Farnum is a Director of Emerson. Mr. Farnum's principal occupation is as an independent business and financial consultant and his principal business address is Hohestrasse 78, 8702 Zollikon, Switzerland.

     Raymond L. Steele is a Director of Emerson. Mr. Steele is presently retired and his principal address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     John P. Walker is Executive Vice President and Chief Financials Officer of Emerson. Mr. Walker's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     John J. Raab is  Senior  Vice  President  -  Operations  of  Emerson  and a
Director of Emerson HK. Mr. Raab's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     Eddie Rishty is Senior Vice President - Controller and Logistics of Emerson. Mr. Rishty's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     Stuart D. Slugh is Vice President - Engineering and After Sales Service of Emerson. Mr. Slugh's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.


     Elizabeth J. Calianese is Secretary, Vice President - Human Resources and Deputy General Counsel of Emerson. Ms. Calianese's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

     Paul R. Gullett is Managing Director and Vice President of Emerson HK. Mr. Gullet's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

     Kitty Chan is Vice President of Emerson HK. Ms. Chan's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

     Teresa Tsui is Vice President of Emerson HK. Ms. Tsui's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

     All of the above individuals are citizens of the United States, except for Geoffrey P. Jurick who is a citizen of the Federal Republic of Germany, Peter G. Bunger who is a citizen of Switzerland, Kitty Chan who is a citizen of Australia, and Teresa Tsui who ia a citizen of Hong Kong.

     Neither Emerson, Emerson HK, nor any of the above individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds used by Emerson HK in acquiring the shares of Common Stock reported herein was $4,241,477. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.   Purpose of Transaction.

     It is the current intention of Emerson and Emerson HK to acquire, hold, or dispose of the shares of Common Stock acquired or to be acquired by Emerson HK for investment purposes. Emerson and Emerson HK intend to review from time to time their position with respect to the shares of Common Stock and may, depending on the circumstances then existing, including their evaluation of the Company's business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, the attitude of the Company's management, the needs or alternative investment opportunities of Emerson and Emerson HK, and other factors, determine to increase, decrease, or dispose of their ownership of the Common Stock.

     Emerson HK and/or Emerson may in the future seek to influence the management of the Company or acquire control of the Company. In that connection, Emerson HK and/or Emerson may formulate one or more plans or proposals which relate to or would result in any one or more of the following, although, as of the date hereof, neither Emerson HK nor Emerson have any such plans or proposals:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) A change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) A material change in the present capitalization or dividend policy of the Company;

     (f) One or more other material changes in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

     As of the date hereof, Emerson HK beneficially owns 669,500 shares of Common Stock which represents 9.9% of the total shares of Common Stock outstanding (based upon 6,764,834 shares of Common Stock outstanding as of June 17, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1996).

     Emerson HK has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock and does not share the power to dispose or to direct the disposition of such shares of Common Stock with any party. Emerson does not beneficially own any shares of Common Stock nor has the sole power to vote or to direct the vote, nor the sole power to dispose or to direct the disposition of, any shares of Common Stock, and does not share the power to dispose or to direct the disposition of any shares of Common Stock.

     During the past 60 days, Emerson HK purchased an aggregate of 394,800 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions.

                                                 AVERAGE
DATE                NUMBER OF SHARES         PRICE PER SHARE

7/5/96                   13,100                   5.875
7/11/96                  10,000                   5.875
7/12/96                  10,000                   5.625
7/15/96                  10,000                   5.125
7/16/96                   1,200                   5.000
7/22/96                  77,200                   5.253
7/23/96                  58,500                   5.489
7/24/96                  15,800                   5.054
7/25/96                  31,000                   5.125
7/26/96                  27,000                   5.25
7/29/96                  22,000                   5.50
7/30/96                  28,000                   5.741
8/1/96                   91,000                   6.830

     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.

          None.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EMERSON RADIO (HONG KONG)
                                     LIMITED


                               By: /s/ Eugene I. Davis
Date:  August 1, 1996              Name:  Eugene I. Davis
                                   Title: Director


                                   EMERSON RADIO CORP.


                               By: /s/ Eugene I. Davis
Date:  August 1, 1996              Name:  Eugene I. Davis
                                   Title: President